UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
11 October 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PBF Energy Inc.
File No. 1-35764

PBF Holding Company LLC
File No. 333-186007

CF #35522

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PBF Energy Inc. and PBF Holding Company LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K/A filed on September 18, 2017.

Based on representations by PBF Energy Inc. and PBF Holding Company LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary